City of Buenos Aires, September 19, 2024

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event – Commercial Operation Date for Pampa Energía Wind Farm VI

Dear Sirs,

I am writing to the National Securities Commission (‘Comisión Nacional de Valores’ or ‘CNV’) and Bolsas y Mercados Argentinos S.A. (‘ByMA’), in my capacity as Responsible for Market Relations of Pampa Energía S.A. (‘Pampa’ and/or the ‘Company’), in addition to our relevant events dated July 15 and 22, August 12 and September 2, 2024 to inform that, as of 00:00 hours on September 18, 2024, CAMMESA granted commercial authorization for 3 additional wind turbines of the Pampa Energía Wind Farm VI (“PEPE VI”) with a total power of 13.5 MW, that in addition to the 14 wind turbines already authorized, add a total power of 94.5 MW.

Sincerely,

_________________________________

Maria Agustina Montes

Responsible for Market Relations